Exhibit 99.1

TSX/NYSE/PSE: MFC SEHK:945

C$ unless otherwise stated

For Immediate Release

May 25, 2016

Manulife completes Singapore dollar Subordinated Notes issue

TORONTO – Manulife Financial Corporation (“MFC”) today announced that it has completed its previously announced offering in Singapore of 500 million Singapore dollars principal amount of 3.85% subordinated notes due May 25, 2026.

The offering was made pursuant to an offering circular dated May 16, 2016. DBS Bank Ltd. and Standard Chartered Bank were joint lead managers and Australia and New Zealand Banking Group Limited was a co-manager for the offering.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions. We operate as John Hancock in the United States, and Manulife elsewhere. We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions. At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers. At the end of March 2016, we had $904 billion (US$697 billion) in assets under management and administration, and in the previous 12 months we made more than $24.9 billion in benefits, interest and other payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Media inquiries:

Sean B. Pasternak

Manulife (Toronto)

416-852-2745

sean_pasternak@manulife.com

Saijal Patel

Manulife Asia (Singapore)

852-6753-6211

saijal_patel@manulife.com

Jason Benham

Manulife Asia (Hong Kong)

852-2510-5822

jason_benham@manulife.com

Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com Eileen Tam Manulife Asia (Hong Kong) 852-2510-5888 eileen_tam@manulife.com